Shareholder Rebuttal to Procter & Gamble’s Opposition Statement
(Proposal #7)

240.14a-103 Notice of Exempt Solicitation
U.S. Securities and Exchange Commission, Washington, DC 20549

NAME OF REGISTRANT: PROCTER & GAMBLE., INC.
NAME OF PERSON RELYING ON EXEMPTION: HEARTLAND INITIATIVE, INC.
ADDRESS OF PERSON RELYING ON EXEMPTION: P.O. BOX 369, MICHIGAN CITY, IN 46361

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Proposal #7 – Report on Conducting Business in Conflict-Affected Areas

The Proponent, is concerned that our Company appears to have no specific policy or procedure in place to detect and evaluate risks associated with  Company practice in conflict areas, including situations of occupation, that may be aligned to practices of states that are contrary to corporate policy or international law.

The proposal requests that:

Procter & Gamble assess and report to shareholders, at reasonable expense and excluding proprietary or legally privileged information, on the company’s approach, above and beyond legal compliance, to mitigating the heightened ethical and business risks associated with procurement and other business activities in conflict-affected areas, including situations of belligerent occupation in which territory is placed under the control of a foreign army. In particular, the report should assess whether additional policies are needed to supplement P&G’s Human Rights Policy or Sustainability Guidelines for External Business Partners with specific rules or procedures enabling the company to avoid directly aiding or acquiescing to violations of international humanitarian law committed by occupying forces, such as:
●	transfer of protected persons from, or their forced displacement within, an occupied territory;
●	transfer of occupying power’s population into occupied territory and establishment of legal entities for their benefit;
●	unlawful and wanton destruction and appropriation of property in occupied territory, not justified by military necessity.

Procter & Gamble’s Opposition Statement states the following arguments against the Proposal:

●	The proposal is unnecessary because the concerns outlined in the proposal are sufficiently addressed by current Company policies and practices, which include:
○	Worldwide Business Conduct Manual
○	Human Rights Policy Statement
○	Sustainability Guidelines for External Business Partners

○	Periodic audits of external business partners to assure their compliance with our supplier policies and applicable laws
●	Additional reporting requirements would impose an unnecessary administrative burden that is not in the best interest of the Company or its shareholders.

The Proponent’s Rebuttal and Reasons for a YES Vote:

1.
The concerns of the proponent are not sufficiently addressed through our Company’s current practices and policies. The Company should provide clear guidance on the specific, often-overlooked risks inherent in business activities in or with conflict-affected areas, particularly occupied territories.

As shareholders, we are proud of our Company’s robust corporate social responsibility policies, including its Human Rights Policy Statement, Worldwide Business Conduct Manual, and Citizenship Reports, as well as its record to date. Our resolution is not intended to criticize our Company’s existing practices and policies, but rather to suggest a practical way to build upon them by proactively considering and addressing a particular set of risks associated with transactions in or with conflict-affected areas that are in danger of being underestimated or ignored until after a company finds itself, a subsidiary, or a supplier inadvertently infringing or failing to implement its general policies.

None of the policies and practices outlined in the Board’s Opposition Statement currently include the kind of context-specific, practical guidance that would ensure effective implementation of our Company’s high standards of social responsibility and respect for human rights in situations of conflict, especially occupation. Certain types of violations of human rights and humanitarian law, including those listed in the resolution, are endemic to situations of occupation and have repeatedly proven difficult or impossible for companies (and even States) to address through general policies or standards alone. Experience has shown that effective implementation of corporate policies in this context requires that key actors such as employees and suppliers be made aware in advance that certain business activities are incompatible with general policies, because they can inadvertently contribute or give effect to these types of grave violations.

Given (1) the seriousness of the underlying situations to which companies operating in or in proximity to conflict-affected areas can find themselves unknowingly contributing or giving effect, and (2) the unique vulnerabilities of individuals in these areas, we believe it is prudent for our Company to preemptively take the relatively simple and effective steps necessary to ensure it never finds itself in the predicament of having to address an accidental breach of corporate policy, and possibly even domestic and international law, after it has already occurred. Our Company can thereby ensure that we avoid the potential reputational, legal, and financial consequences of such a breach.

Our Company has already taken such steps with respect to one conflict-affected area, consistent with US policy, to develop specific systems and processes to reduce and eliminate the use in its products of conflict minerals that originate in the Democratic Republic of Congo (DRC) region and finance or benefit armed groups engaged in serious human rights abuses and violations of international humanitarian law. The Company took specific measures, as outlined in its Social Policy on Conflict Minerals and annual reporting on conflict minerals since 2013, to ensure conformity to general human rights policies where the complexities of the situation in this conflict theater might otherwise have made it difficult for employees or business partners to determine how to implement these policies. Other types of conflict-affected areas - especially situations of occupation - are likely to require similarly context-specific approaches to ensure our Company’s and its subsidiaries’ and suppliers’ conformity to general policies.

To avoid uncertainty and potential breaches of Company standards and policy that may arise in relation to other conflict-affected areas, particularly situations of occupation, it is worth considering and clarifying in advance how Procter & Gamble would expect its employees and business partners to handle particularly challenging situations. For example, how does our Company respond when a business partner or supplier operates a factory or other facility in a conflict-affected or occupied area?

It is not necessarily the case that every factory or facility operating in a conflict-affected area causes harm to human rights or violates company policies. Vulnerable populations could even be further disadvantaged if they found themselves excluded from business relationships solely on the basis of their residence and employment in a conflict theater.

Thus, it may be helpful to create a more detailed assessment policy that allows Company personnel, partners, and suppliers to effectively identify, and exclude where required by Company policy, business activities that are inconsistent with fundamental rules that the international community has long agreed are essential for the protection of vulnerable populations in conflict-affected areas. For example, customary international law prohibits any state that occupies foreign territory during or as a result of armed conflict from, inter alia:

●	facilitating the transfer of its own civilian population into an occupied area;
●	forcibly displacing or transferring protected persons from an occupied area;
●	authorizing the establishment of its national entities in an occupied area;
●	authorizing the appropriation and destruction of property owned or used by the local population;
●	vesting its own public bodies or nationals with rights and entitlements to use such property; or
●	authorizing the extraction or use of natural resources from an occupied area for the primary benefit of the occupying power’s own nationals.

International norms require that occupying powers and other non-sovereign administrators only administer areas that are under their effective control (but not their sovereignty) for the benefit of the local population, rather than for the benefit of their own nationals or businesses. Under the Fourth Geneva Convention of 1949, Additional Protocol I and the Rome Statute, an occupying power is prohibited from, inter alia, authorizing the establishment of its national entities in occupied territory; authorizing the appropriation and destruction of property owned or used by the local population; and vesting its national public bodies, entities, and natural persons with rights and entitlements to use such property. By, for example, sourcing from a supplier that operates on occupied territory for the primary benefit of an occupying power’s nationals or businesses, a company contributes to the perception that such improper use will be accepted in the business community as legitimate and helps create an economic incentive to prolong the occupation, violating the major underlying principle of the law of occupation: that occupation should be temporary. Additionally, sourcing from a company established or operating on such an internationally unlawful basis may increase the likelihood, frequency, or severity of additional violations of international humanitarian law in the occupied area, and sets an unfortunate example for other businesses that might be led to believe that the occupying power’s improper exercise of sovereign rights in occupied territory is legitimate or accepted.

An appropriate assessment policy could therefore include questions such as:

●	Were any protected persons displaced, or are they likely to be displaced or otherwise harmed by the establishment or operation of a facility in a conflict-affected or occupied area?
●	Under what country’s legislation or authority was the facility established, and is that exercise of authority permitted under international humanitarian law?
●
Are business activities in a conflict-affected or occupied area, including the extraction or use of natural resources, principally benefiting the local population or the nationals of a foreign power that controls the territory?

●
How did a supplier in a conflict-affected or occupied area acquire any rights it claims to ownership or use of property or other means of production? Can those rights be recognized or treated as valid in accordance with international law?

Based on the answers to these and other questions designed to establish whether the facility’s establishment and operations are consistent with Company policy as applied to specific situations of conflict or occupation, the Company’s decision-makers can chart an appropriate course of action.

This example may be particularly relevant for our Company given its relationship with supplier Avgol Nonwovens, which produces a number of its products in a factory located in Barkan Industrial Zone in the occupied West Bank. There are strong indications that the Barkan factory may be situated on land appropriated by the military authorities of an occupying power in violation of international humanitarian law.1 If this is the case, then rights to possession or use of the property in question were subsequently unlawfully transferred to the occupying power’s own civilian nationals.

It is important to note that none of our Company’s current policies or practices would effectively prevent Avgol from supplying P&G with products manufactured in its Barkan factory.

2.	Implementation of the proposal would not impose an unnecessary administrative burden, and is in the best interest of the Company and its shareholders.

The proposal invites relevant Company bodies and personnel to simply reflect and report, using existing mechanisms if preferred, on whether our Company’s existing policies and procedures adequately address the types of situations outlined above. If, upon reflection, additional implementing rules are deemed helpful or necessary, those implementing rules could easily and effectively be put in place before any harm is done to our Company’s interests or to persons on the ground in communities where the Company or its partners may operate.

Considering that we live and do business in an increasingly unstable world, we believe it would be prudent for our Company to take measures now that will enable us all to rest assured that any business conducted in conflict-affected areas meets the high standard of respect for human rights and international humanitarian law that we appreciate and admire as shareholders.

1 https://www.hrw.org/report/2016/01/19/occupation-inc/how-settlement-businesses-contribute-israels-violations-palestinian

3.
As a leader on corporate social responsibility and human rights in the manufacturing industry and beyond, our Company has a unique opportunity to set industry standards and a positive example, including for companies that may already be unknowingly involved in problematic activities in conflict-affected areas.

As noted in our Company’s 2016 Citizenship Report: “In order for us to continue to serve the world’s consumers, we believe, and have publicly committed to doing what’s right and being a good corporate citizen. We define this as improving transparency, building collaborative partnerships, respecting human and labor rights, doing the right thing, and sourcing responsibly. This influences all we do, and we take this responsibility seriously. This reputation of trust and integrity, built over time and rebuilt every day, is what sets us apart.” With this in mind, we believe our Company has an unprecedented opportunity to reflect upon and articulate context-specific rules to implement the Company’s standards in any course of dealings involving a conflict situation or grave violation of international law. In doing so, the Company can demonstrate and inspire others to adopt due diligence practices that systematically and carefully consider the effects of each activity undertaken in a conflict-affected area. Articulating this commitment and modelling how that commitment can be successfully operationalized before it arises in the form of a crisis gives our Company the opportunity to set the industry standard for corporate respect for human rights in conflict-affected areas. This can be done within management’s discretion, at little cost, and within the Company’s existing human rights policy and reporting framework, and help bring peace of mind on these concerns to employees, partners, shareholders, and all stakeholders.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote FOR question #7 following the instruction provided on the management’s proxy mailing.

For questions regarding Procter & Gamble Proposal #7 please contact:

Sam Jones, Heartland Initiative, Inc., (404) 323-7809, sam@heartland-initiative.org